Mail Stop 3561

April 30, 2010

Mr. James E. Sweetnam
Chief Executive Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537

> **Re:** **Dana Holding Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 1-01063**

Dear Mr. Sweetnam:

We have reviewed your filing and have the following comments. We think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Trends in Our Markets, page 21

1. We note that you reference Global Insight, CSM Worldwide, Ward's Automotive and ACT in your disclosure. In future filings, please provide an expert consent unless the publications are generally publicly available for a nominal fee or no fee. Refer to Rule 436 of the Securities Act.

Sales, Earnings and Cash Flow Outlook, page 23

2. We note the discussion in the second paragraph on page 24 of the non-GAAP measure, free cash flows. In future filings, please revise your presentation and discussion of any non-GAAP measures such as "free cash flow" to include the additional disclosures required by Item 10(e) of Regulation S-K.

Results of Operations, page 25

3. We note that your discussion and analysis of the Company's results of operations at the segment level analyzes changes for only sales and gross margins. In light of the materiality of the Company's cost of sales, and selling, general and administrative expense which are included in the Company's measure of segment profitability "segment EBITDA", we believe an investor would better understand your business and its results of operations if your discussion of the operating results of your segments focused on each cost component included in segment results to arrive at "segment EBITDA". Please confirm that you will revise your discussion in future filings to include a separate discussion of cost of sales and any other significant costs that are included in the results of operations for each of your segments and are considered in determining "segment EBITDA".

Critical Accounting Estimates, page 38,

Note 6. Goodwill, Other Intangible Assets, and Long-Lived Assets, page 67

4. We note your disclosure in the Risk Factors section of the filing that current economic conditions have reduced demand for most vehicles, and that the overall market for new vehicle sales in the United States declined significantly during 2009. We also note from your segment disclosures in MD&A and in Note 19 that the impact of this unfavorable economic environment to your business was significant, with sales reductions ranging from 16% to 48% for your six segments. We also note your discussion in critical accounting policies, indicating that for the Off-Highway segment which is the only segment with a goodwill balance at

December 31, 2009, a 65% reduction in projected cash flows or peer multiples, would not result in additional impairment. However, you also indicate that different assumptions could materially affect the results.

Even though there was an increase in sales through March 31, 2010, given the adverse economic conditions and trends and their impact on the Company's recent operating results, please tell us and expand your discussion in your critical accounting policies section of MD&A in future filings to discuss whether your Off-Highway reporting unit was at risk of failing step one of the goodwill impairment test (i.e. fair value was not substantially in excess of carrying value). If so, please revise MD&A in future filings to include the following additional disclosures:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Amount of goodwill allocated to the reporting unit;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions; and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If you do not believe that it was at risk of failing step one please specifically state so as part of your response and in your future MD&A disclosures.

5. We note from the disclosures provided in Note 21 to the Company's financial statements that in connection with the adoption of fresh start accounting upon emergence from bankruptcy, the Company significantly increased the values of its long-lived assets, including intangible assets and property, plant and equipment. We also note from your discussion in your critical accounting policies on page 40, that in connection with the sale of Structures and the expected proceeds, the Company has impaired the long-lived assets in that segment and that for all other segments, a 50% reduction in either the projected cash flows or the peer multiples, would not result in an impairment of long-lived assets, including definite lived intangible assets.

Given the significant decline in sales that the Company has experienced in its various operating segments as a result of the adverse economic environment during 2009 following the increase in values of your long-lived assets upon adoption of fresh start accounting, and the considerable amount of judgment involved in determining the methods and assumptions used in the Company's impairment analysis for its various categories of long lived assets, please tell us and expand your disclosures in the critical accounting polices section of MD&A in future filings to expand on the methods and significant assumptions that were used in your impairment analysis for long-lived assets. Your revised discussion should explain the methods and significant assumptions that were used in preparing the most recent impairment analysis with respect to your property plant and equipment and for both your indefinite and definite lived intangible assets.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 41

6. In future filings, please revise to include the quantitative disclosures about your exposure to foreign currency exchange rate risks, commodity price risks and interest rate risk in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

Dana Holding Corporation Consolidated Financial Statements
Consolidated Statement of Stockholders' Equity and Comprehensive Income (Loss)

7. We note from the Company's consolidated statement of equity that a non-controlling interest in the Company existed both prior to and subsequent to the Company's emergence from bankruptcy. Please tell us and explain in the notes to the Company's financial statements in future filings the nature of this non-controlling interest. Also, please explain why the Company's bankruptcy proceedings did not have any impact on this non-controlling interest.

Note. 1 Organization and Summary of Significant Accounting Policies
Summary of Significant Accounting Policies

8. We note from the discussion in the second paragraph on page 10 that the Company incurred engineering and research and development costs aggregating $119, $193 and $189 in 2009, 2008 and 2007, respectively. In future filings, please revise the notes to the Company's financial statements to disclose the amount of research and development expense recognized during each period presented in the Company's financial statements. Refer to the guidance in paragraph 50-1 of ASC Topic 730-10-50.

Note 2. Divestitures and Acquisitions

9. We note from the disclosure on page 58 that in September 2008, the Company amended its agreement with GETRAG to reduce the call option price under their prior agreement to $60, extended the call option exercise period to September 2009 and eliminated the $11 liability previously established. We also note that as a result of the reduced call price, the Company recognized a $15 asset impairment charge during the third quarter of 2008 in equity in earnings of affiliates. We further note that beginning with the expiration of the call option in September 2009, the Company is now recognizing the equity in earnings of GETRAG.

Please tell us and explain in the notes to the Company's financial statements in future filings, when and why the Company ceased recognizing its share of equity in the earnings of GETRAG. Also, please tell us and explain in the notes to the Company's financial statements why the Company is now recognizing the equity in earnings of GETRAG following the expiration of the call option in September 30, 2009. We may have further comment upon receipt of your response.

Note 9. Incentive and Stock Compensation

10. We note that the disclosures included in Note 9 with respect to the Company's stock-based compensation arrangements do not appear to include all of the disclosures required by ASC 718-10-50. In future filings, please revise the notes to the Company's financial statements to disclose for fully vested options or units and options or units that are expected to vest at the date of the latest statement of financial position, the aggregate intrinsic value for options or units outstanding and the aggregate intrinsic value of options and units that are currently exercisable. Refer to the guidance in paragraph 50-2 of ASC 718-10-50.

Note 15. Commitments and Contingencies, page 90

11. We note from the fourth paragraph on page 91 that the Company does not believe that any liabilities that may result from the pending legal proceedings discussed in Note 15 are reasonably likely to have a material adverse affect on the Company's liquidity or financial condition. Please revise future filings to provide an assessment of the potential impact of such matters on the Company's financial statements as whole. As part of your revised disclosure, please indicate whether the potential outcome of such pending legal proceedings could have a material adverse impact on the Company's future results of operations.

12. We note your disclosures indicating that for most of your commitments and contingencies, you do not believe that any additional liabilities beyond amounts already accrued will result from these proceedings. We also note your disclosure in the last paragraph on "Legal Proceeding Arising in the Ordinary Course of Business" indicating that since you do not accrue for contingent liabilities that you believe are probable unless you can reasonably estimate the amounts of such liabilities, your actual liabilities may exceed the amounts recorded.   Please note that in accordance with ASC 450-20-30 if no accrual is made for a loss contingency because one or both of the conditions required for accrual are not met, or an exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your

understanding of this matter and that you will revise your disclosures in future filings to comply with the requirements of ASC 450-20-50-4.

13. We also note that you have recorded receivables for probable recoveries from your insurers for the pending and projected asbestos personal injury liability claims. Supplementally advise us and expand your disclosure to explain your basis or rationale for recognizing a receivable for projected claims, since doing so might result in revenue recognition prior to its realization. Your response and your future filings should explain in detail why you believe it is probable the amounts recognized will be recoverable. Refer to the guidance outlined in ASC 410-30-35.

Note 16. Warranty Obligations, page 93

14. We note that you have been notified by two of your larger customers, Toyota Motor Corporation and a tier one supplier to the Volkswagen Group, that quality issues allegedly relating to products supplied by you could result in warranty claims. Supplementally advise us and expand your disclosure in future filings to provide additional information with respect to these matters, including the nature of the products to which the potential warranty claims relate and your basis or rationale for your conclusion that these matters will not result in a material liability to Dana. We may have further comment upon review of your response.

Quarterly Report on Form 10-Q for the quarter ended March 31, 2010

Note 2. Divestitures and Acquisitions

15. We note from the disclosure included in Note 2, that in March 2010 the Company completed the sale of substantially all of the operations of the Structural Products business, excluding those in Venezuela, to Metalsa S.A. de C.V. (Metalsa), the largest vehicle frame and structures supplier in Mexico. We also note that in connection with the sale, the Company received cash proceeds of $113 and recorded a receivable of $27 for the deferred proceeds including $15 related to an earn-out provision, which the Company expects to receive in the first quarter of 2011. Please tell us and disclose in future filings the significant terms of the earn-out provision under which the Company expects to receive $15 in 2011. As part of your response, you should also explain in detail why you believe it is appropriate to recognize a receivable for this earn-out arrangement in 2010, prior to its achievement. We may have further comment upon receipt of your response.

Definitive Proxy Statement on Schedule 14A

General

16. We were unable to locate the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance" in the definitive proxy statement. Please advise.

Compensation Discussion and Analysis, page 10
Administration, page 10

17. We note your disclosure that you review "competitive market data to assist in decision-making regarding Dana's compensation and benefits programs." We also note your disclosure that you reviewed survey pay data to establish salary ranges. Please advise us whether benchmarking using the competitive market data or survey pay data is material to your compensation policies and decisions. If so, please revise your executive compensation disclosure in future filings to identify the companies in the competitive market data and survey pay data used if they were a material component of your executive compensation consideration.

Summary Compensation Table, page 20

18. We note your disclosure in footnotes 7, 15 and 16 of the Summary Compensation Table. However, it is unclear whether the amounts for Messers. Marcin and Goettel in the 2009 Bonus column also include amounts paid to them pursuant to the special recognition award. Please advise.

Other

19. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: James A. Yost, CFO
        (419) 887-5200